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                            February 21, 2024

       Felipe MacLean
       Chief Executive Officer
       Clover Leaf Capital Corp.
       1450 Brickell Avenue, Suite 1420
       Miami, FL 33131

                                                        Re: Clover Leaf Capital
Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed February 5,
2024
                                                            File No. 333-274851

       Dear Felipe MacLean:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 5, 2024 letter.

       Amendment No. 2 to Registration Statement on Form S-4 Filed February 5, 2024

       Background of the Business Combination
       Description of Negotiation Process with Candidates Other Than Kustom Entertainment, page 95

   1. We note your revised disclosure in response to prior comment 4. To the extent that there were values associated
with the terms included in the descriptions of Target A and Target
                                                        B, please revise to
include them here and include the basis for such valuations.
       Description of Negotiation Process with Kustom Entertainment, page 96

   2. We note your revised disclosure in response to prior comments 4 and 6, including the proposed valuations of
Kustom, presented by each of Clover Leaf and Digital Ally in connection with the
non-binding letter of intent, executed on May 4, 2023. However we note that the estimates
prepared by Kustom and delivered to the Clover Leaf Board, along with the M&A
comparables and comparable public company analysis were all prepared
 Felipe MacLean
Clover Leaf Capital Corp.
February 21, 2024
Page 2
         and/or delivered after May 4, 2023. To the extent that Clover Leaf and Digital Ally based their initial valuations on other estimates or valuations, please revise to state as much and identify such estimates or valuations. Please also include an explanation on how you arrived at a valuation of $11.14 per share.
3. We note your revised disclosure in response to prior comment 5. Please revise to discuss how the parties agreed to seek a $10 million PIPE, the duration of the extension, and the revised terms of the earnout shares. Additionally, we note your statement at the bottom of page 96 regarding "the capital expenditure Target A could make prior to closing." Please provide additional context for this statement, including the reason for this expenditure and why it would be made by Target A and in what amount, if known.
4. Update your disclosure to acknowledge whether or not Clover Leaf expects to be successful in securing PIPE financing prior to Closing.
Recommendation of the Board and Reasons for the Business Combination, page 98

5. We note your response to prior comment 7, however, your revised disclosure is unclear. Explain what you mean when you say that the Board "believed that the enterprise value/revenue multiple of such companies was not materially affected by their valuation,"
         when the multiples provided on pages 104-105 appear to have been derived from the valuation information presented on the same pages.
Engagement of Financial Advisor to Clover Leaf, page 103

6. We note your response to prior comment 10; however, we do not note any responsive revised disclosure with respect to any exclusions and/or limitations in connection with the
         Comparable Public Company Analysis and the Comparable Precedent M&A Transaction
         Analysis.
U.S. Federal Income Tax Considerations
Redemption of Clover Leaf Class A Common Stock, page 128

7. We note your amended disclosure in response to prior comment 12. Please revise the first sentence to state that the conclusions are the opinion of counsel and revise the description of the tax consequences of the redemption to address and express a conclusion for each material federal tax consequence. A description of the law is not sufficient. Rather, the tax opinion must opine on the material tax issues. If there is a lack of authority directly addressing the tax consequences of the transaction, conflicting authority or significant doubt about the tax consequences of the transaction, counsel may issue a
   should    or
FirstName LastNameFelipe MacLean
          more likely than not    opinion to make clear that the opinion is
subject to a degree of
Comapany    NameClover
       uncertainty.       Leaf
                     In such    Capital
                             cases,     Corp.should explain clearly why it
cannot give a    will
                                    counsel
       opinion.
February         Refer
          21, 2024 Pageto2Sections III.C.1, III.C.2 and III.C.4 of Staff Legal Bulletin No. 19.
FirstName LastName
 Felipe MacLean
FirstName
Clover LeafLastNameFelipe
            Capital Corp. MacLean
Comapany21,
February   NameClover
             2024       Leaf Capital Corp.
February
Page 3 21, 2024 Page 3
FirstName LastName
Selling Stockholder and Plan of Distribution, page 206

8. We note your revised disclosure in response to prior comment 17. We are assessing your response and may have additional comments.
        Please contact Ta Tanisha Meadows at 202-551-3322 or Angela Lumley at 202-551-3398
if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Mara Ransom at 202-551-3264 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:      Jessica Yuan